Exhibit 99.8 – Consent of Independent Auditor

We hereby consent to the incorporation by reference in this annual report on Form 40-F (No. 001-31819) of Gold Reserve Inc. of our report dated April 20, 2016, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in Exhibit 99.2 in this Form 40-F, which is incorporated by reference in this annual report on Form 40-F.

We also consent to the incorporation by reference in the registration statements on Form F-3 (No. 333-186851, 333-191955, 333-195992, 333-197506 and 333-208996) and Form S-8 (No. 333-188574 and 333-1972282) of Gold Reserve Inc. of our report referred to above.

We also consent to the reference to us under the heading “Interests of Experts” which appears in the Annual Information Form, which appears in Exhibit 99.1 in this Form 40-F, which is incorporated in this annual report on Form 40-F.

s/PricewaterhouseCoopers LLP

Chartered Professional Accountants
Vancouver, British Columbia
April 20, 2016

Exhibit 99.8   Consent – Page 1